UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ARC Wireless Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0005 Par Value

(Title of Class of Securities)

03878k207

(CUSIP Number)

Brean Murray Carret Group Inc.

40 West 57th Street

20th Floor

New York, New York 10019

(212) 231-3918

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

John A. Elofson

Michelle H. Shepston

Davis Graham & Stubbs LLP

1550 17th Street

Suite 500

Denver, Colorado 80202

(303) 892-9400

November 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 03878k207

1.	Names of Reporting Persons Brean Murray Carret Group Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 429,532

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 429,532

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 03878k207

1.	Names of Reporting Persons Q Management Services (PTC) Ltd., as Trustee of the PQ II Trust and as Trustee of the PQ III Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 429,532

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 429,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 03878k207

1.	Names of Reporting Persons Phyllis Quasha

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 429,532

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 429,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 03878k207

1.	Names of Reporting Persons NCC Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 173,653

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 173,653

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.62%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 03878k207

1.	Names of Reporting Persons Telnem Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,950

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,950

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 03878k207

1.	Names of Reporting Persons Nemazee Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 03878k207

1.	Names of Reporting Persons Hassan Nemazee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 242,134

	8.	Shared Voting Power 177,703

	9.	Sole Dispositive Power 242,134

	10.	Shared Dispositive Power 177,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,837 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.58%

14.	Type of Reporting Person (See Instructions) IN

(1)   Consists of 242,134 shares owned by Mr. Nemazee individually, 173,653 shares owned by NCC Limited, 2,950 shares held by Telnem Holdings LLC and 1,100 shares held by Nemazee Capital Corporation.

CUSIP No. 03878k207

This statement on Schedule 13D amends the Schedule 13D previously filed by the Reporting Persons on November 3, 2008 (the “Schedule 13D”) (as defined in Schedule 13D).

Item 2.                    Identity and Background

Item 2 of the Schedule 13D is amended as follows:

The business address of Q Management Services (PTC) Ltd. is Tropic Isle Building, P.O. Box 3443, Road Town, Tortola, British Virgin Islands VG 1110.

Item 4                     Purpose of Transaction

Item 4 of the Schedule 13D is amended as follows:

The annual meeting of shareholders of the Issuer, which was scheduled to occur on November 5, 2008, was adjourned until November 19, 2008.  On November 17, 2008, the Issuer announced that on November 19, 2008, the annual meeting of shareholders will be adjourned until a later date for which the Issuer’s shareholders will be sent a written notice along with updated proxy materials for the meeting.

Effective November 12, 2008, Sigmund A. Balaban, Donald A. Huebner, Randall P. Marx and Robert E. Wade have resigned as members of the Issuer’s Board of Directors.  Messrs. Balaban, Huebner and Wade also resigned as members of the Board’s Audit Committee and Compensation Committee and Mr. Marx resigned as Chairman of the Board.  In connection with their previously disclosed intention, the Reporting Persons’ proposed Viktor Nemeth and Marco Vega to fill the vacancies thereby created on the Issuer’s Board of Directors.  The Reporting Persons’ nominees were elected by the Board of Directors on November 12, 2008.  The Reporting Persons expect that their nominees, and Jason Young, a current director, will be nominated for election to the Issuer’s Board of Directors at the annual shareholders meeting as adjourned.

Effective November 12, 2008, Jason Young was appointed to serve as Chairman of the Board.  Effective November 18, 2008, Randall P. Marx resigned as Chief Executive Officer and Secretary of the Issuer and Jason Young was elected to serve as interim Chief Executive Officer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2008

BREAN MURRAY CARRET GROUP INC.			Q MANAGEMENT SERVICES (PTC) LTD.
By:	Vicali Services (BVI) Inc.		By:	Vicali Services (BVI) Inc.
	Its Director		Its Director
	By:	/s/ Susan V. Demers		By:	/s/ Susan V. Demers
	Name: Susan V. Demers			Name: Susan V. Demers
	Title: Director			Title: Director

NCC LIMITED			TELNEM HOLDINGS LLC

By:		/s/ Hassan Nemazee	By:	/s/ Hassan Nemazee
Name: Hassan Nemazee			Name: Hassan Nemazee
Title: Director			Title: Manager

NEMAZEE CAPITAL CORPORATION

By:		/s/ Hassan Nemazee
Name: Hassan Nemazee
Title: Director

/s/ Phyllis Quasha			/s/ Hassan Nemazee
Phyllis Quasha			Hassan Nemazee